HEI Exhibit 18.1

Hawaiian Electric Industries, Inc.
1001 Bishop Street, Suite 2900
Honolulu, HI 96813

Hawaiian Electric Company, Inc.
1001 Bishop Street, Suite 2500
Honolulu, HI 96813
Dear Sirs/Madams:
At your request, we have read the description included in your Quarterly Report on combined Form 10-Q for Hawaiian Electric Industries, Inc. and subsidiaries, including its wholly owned subsidiary, Hawaiian Electric Company, Inc. and subsidiaries (collectively referred to as “the Companies”), to the Securities and Exchange Commission for the quarter ended March 31, 2021, of the facts relating to the accounting principle change in the methodology to determine the market-related value of assets (“MRVA”) from the calculated value method to the fair value method for its fixed income securities portfolio in the calculation of the expected return on plan assets component of net periodic pension cost and net periodic benefit cost for its defined benefit plans. Note 8 to such financial statements contains a description of your adoption of the accounting principle change. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Companies, that the accounting change described in your combined Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.
We have not audited any consolidated financial statements of the Companies and its subsidiaries as of any date or for any period subsequent to December 31, 2020. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Companies, or on the financial position, results of operations, or cash flows of the Companies and its subsidiaries as of any date or for any period subsequent to December 31, 2020.
Yours truly,
/s/ Deloitte & Touche LLP